April 30, 1999


                    QUARTERLY REPORT TO THE LIMITED PARTNERS
                          OF DSI REALTY INCOME FUND X


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 1999. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 1999 and 1998, total revenues increased 1.8% from $662,350 to $674,552 and total expenses increased 5.0% from $394,689 to $414,384. As a result, net income decreased 2.8% from $267,661 to $260,168 for the three month period ended March 31, 1999, as compared to the same period in 1998. The increase in revenue can be attributed to an increase in rental revenue primarily as a result of higher occupancy rates. Occupancy levels for the Partnership's five mini-storage facilities averaged 83.5% for the three month period ended March 31, 1999, as compared to 78.6% for the same period in 1998. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $21,700 (6.7%) primarily as a result of higher real estate tax, workers compensation insurance and power and sweeping expenses, partially offset by lower maintenance and repair expenses. Power and sweeping expenses increased as a result of the extraordinary snow removal costs associated with the blizzard, which hit the Detroit, Michigan, area during the first quarter of 1999. General and administrative expenses decreased approximately $2,000 (2.8%) primarily as a result of relatively insignificant fluctuations in various expense accounts.

The General Partners will continue their policy of funding the continuing improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission, since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund X, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund X
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President